Consent of Stephen Juras
Director, Technical Services
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2010 for the year ended December 31, 2009 of the description of the reports titled "Technical Report for the Kisladag Gold Mine, Turkey" dated January 28, 2010, "Efemçukuru Project, Turkey, Technical Report" dated August 2007, "Technical Report, Perama Hill Project, Thrace, Greece" dated January 28, 2010, "Technical Report on the Vila Nova Iron Ore Project, Amapa State, Brazil" dated July 31, 2007 (the "Technical Reports") and the description of all mineral resources of Kisladag, Tanjianshan, Efemçukuru, Perama Hill and Vila Nova Iron Ore Project and of extracts from or a summary of the Technical Reports and of certain mineral resource estimates and other information pertaining to these projects and to the use of my name in this annual report as a named expert.

Dated as of the 31st day of March 2010

Stephen Juras, P. Geo.